FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

Leading Brands, Inc. Announces

TREK® Natural Sports Drink Receives Beverage Innovation Award

Vancouver, Canada, March 15, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated premium beverage company, is pleased to announce that its TREK® Natural Sports Drink was awarded 2nd place in the 2007 Beverage Innovation Awards, Functional Drink category.

Leading Brands VP of Marketing, Joanne Saunders said: "This award confirms that TREK® Natural Sports Drink is a product of choice among consumers searching for a functional beverage that delivers more than other brands.”

TREK® Natural Sports Drink is designed to naturally hydrate the body – without adding undesirable ingredients such as high fructose corn syrup and artificial colors and flavors.

More than 120 entries from over 17 countries were judged for the awards. The committee searched for products that are genuinely innovative and establish a real point of difference with competitors.

Leading Brands distributes TREK® Natural Sports Drink throughout North America. For more information please visit www.trekenergy.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO™ Energy Drinks, Infinite Health™ Water, Country Harvest® Juices and Caesar’s® Cocktails.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com